Exhibit (a)(21)

Sent on behalf of Scott Thompson…

I want to transition my Monday communications with you to provide updates on the latest developments with the proposed Hertz transaction -- a topic that I know is on everyone’s mind.  I understand there are still many unanswered questions, and we will do our best to answer them as quickly as possible.  My Monday email can serve as a vehicle to do so for the time being, though I may not have something new to report every week.

GO SHOP

You may have seen that last week we issued a press release announcing the end of the 30-day “go-shop” period. So what was this “go-shop” period?  This is a provision that allows a public company that is being sold to seek competing offers.  The merger agreement with Hertz provided for a 30-day “go-shop” period in which Dollar Thrifty would have the opportunity to ensure that potential acquirers of Dollar Thrifty other than Hertz would have a full opportunity to make a proposal to buy the Company. Dollar Thrifty's financial advisors contacted other rental car companies around the world to see if they had an interest in buying Dollar Thrifty.  The board did not receive any additional proposals to acquire the Company before the “go-shop” period expired at 11:59 p.m. Eastern time on September 25, 2012. Thus, we will continue to move along in the merger process with Hertz.

As you know, until the regulatory process is concluded and the transaction is complete, Hertz and Dollar Thrifty will continue to operate independently of one another.  In other words, it’s “business as usual” until the process concludes. At that point, we will update you on next steps regarding the integration plan for the two companies.

As always, thank you for your patience.

Scott

PS: Because of the proposed transaction and SEC regulation requirements, the lawyers are now “helping” me with my emails, thus you get the disclosure below…..sorry.

Additional Information
On September 10, 2012, Hertz filed with the United States Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO regarding the tender offer described herein and Dollar Thrifty filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”).  Investors and security holders of Dollar Thrifty are strongly advised to read the tender offer statement (as updated and amended) filed by Hertz with the SEC and Schedule 14D-9 (as updated and amended) filed by Dollar Thrifty with the SEC, because they contain important information that Dollar Thrifty’s stockholders should consider before tendering their shares.  The tender offer statement and other documents filed by Hertz and Dollar Thrifty with the SEC are available for free at the SEC’s web site (http://www.sec.gov).  Copies of Hertz’s filings with the SEC may be obtained at the SEC’s web site (http://www.sec.gov) or by directing a request to Hertz at (201) 307-2100.  Copies of Dollar Thrifty’s filings with the SEC are available free of charge on Dollar Thrifty’s website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2236.

Cautionary Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements”. Examples of forward-looking statements include information concerning Dollar Thrifty’s outlook, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact. These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are based on certain assumptions that Dollar Thrifty has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that Dollar Thrifty believes are appropriate in these circumstances. Dollar Thrifty believes its judgments are reasonable, but you should understand that these statements are not guarantees of performance or results, and actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.

Among other items, such factors could include: Hertz’s ability to obtain regulatory approval for and to consummate an acquisition of Dollar Thrifty; the risk that expected synergies, operational efficiencies and cost savings from a Dollar Thrifty acquisition may not be fully realized or realized within the expected time frame; the risk that unexpected costs will be incurred in connection with the proposed Dollar Thrifty transaction; the retention of certain key employees of Dollar Thrifty may be difficult; and the operational and profitability impact of divestitures required to be undertaken to secure regulatory approval for an acquisition of Dollar Thrifty.  Additional information concerning these and other factors can be found in Dollar Thrifty’s filings with the Securities and Exchange Commission, including Dollar Thrifty’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Dollar Thrifty therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to Dollar Thrifty or persons acting on behalf of Dollar Thrifty are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Dollar Thrifty does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.